EXHIBIT 99.1
Longtop Financial Technologies Limited Prices Follow-on Public Offering of 3,700,000
American Depositary Shares
HONG KONG, November 18, 2009 /PRNewswire-Asia/— Longtop Financial Technologies Limited (NYSE: LFT) (“Longtop” or the “Company”), a leading software developer and solutions provider targeting the financial services industry in China, announced today that its follow-on public offering of 3,700,000 American depositary shares, or ADSs, each representing one ordinary share of the Company, was priced at $31.25 per ADS. Longtop has granted the underwriters a 30-day option to purchase up to an additional 555,000 ADSs.
Longtop plans to use the net proceeds of the offering for potential acquisitions and for general corporate purposes. The Company’s management will retain broad discretion over the use of proceeds, and the Company may ultimately use the net proceeds for different purposes. Deutsche Bank Securities Inc. and Morgan Stanley & Co. International plc acted as joint bookrunners for the offering.
This offering is being made under Longtop’s shelf Registration Statement on Form F-3 (the “Form F-3”) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2009. This press release does not constitute an offer to sell, and it is not soliciting an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction where the offer or sale is not permitted.
The Form F-3 and the preliminary prospectus supplement with respect to the offering are available from the SEC website at: http://www.sec.gov. The final prospectus supplement will be available from the SEC website after it is filed, which will be on or before November 18, 2009. Copies of the preliminary prospectus supplement and the accompanying prospectus forming a part of the Form F-3, as well as of the final prospectus supplement after it is filed with the SEC, may be obtained from us by writing to the Company at Longtop Financial Technologies Limited, Building 61, Wanghai Road, Software Park II, Xiamen, 361008, People’s Republic of China, Attn.: Chief Financial Officer, or by telephoning us at +86-592-2396888 or emailing ir@longtop.com.
About Longtop Financial Technologies Limited
Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Headquartered in Beijing, Longtop has six solution delivery centers, three research and development centers and 95 ATM service centers located in 27 out of 31 provinces in China.

Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated use of proceeds from the follow-on offering. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. The Company may be unable to use the proceeds as contemplated, possibly as a result of a failure to identify and close acceptable acquisition targets. In addition, factors that could cause actual results to differ include the effectiveness, profitability, and marketability of the company’s solutions; the Company’s limited operating history; its reliance on a limited number of customers that continue to account for a high percentage of the Company’s revenues; risk of payment failure by any of its large customers, which could significantly harm the Company’s cash flows and profitability; the ability of the Company to operate effectively as a public company; future shortage or availability of the supply of employees; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Any projections in this release are based on limited information currently available to us, which is subject to change.
For further information, please contact:
For Investors:
Longtop Financial Technologies Limited
Charles Zhang, CFA
Email: ir@longtop.com
Tel: +86-10-84217758
For Media:
IR Inside BV
Caroline Straathof
Email: info@irinside.com
Tel: +31-6-54624301